Report of Independent Accountants

March 31, 1999


To the Board of Trustees of
JNL Series Trust

We have examined management's assertion about the compliance by JNL/S&P Conservative Growth I, JNL/S&P Conservative Growth II, JNL/S&P Moderate Growth I, JNL/S&P Moderate Growth II, JNL/S&P Aggressive Growth I, JNL/S&P Aggressive Growth II, JNL/S&P Very Aggressive Growth I, JNL/S&P Very Aggressive Growth II, JNL/S&P Equity Growth I, JNL/S&P Equity Growth II, and JNL/S&P Equity Aggressive Growth I, JNL/S&P Equity Aggressive Growth II (the "Series") Series of the JNL Series Trust (the "Trust") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 1998 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Series' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Series' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and the period from December 15, 1998 (the date of last examination) through December 31, 1998 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

- Comparison of the number of shares of the Underlying Funds held in the investment portfolio of each of the Series to the shareholder records of each of the Underlying Funds, noting the amounts were in agreement in all cases. The Series' investment portfolios are entirely comprised of shares in other series of the JNL Series Trust (the "Underlying Funds");

-    For  each  of  the  Underlying  Funds,   compared  the  total  fund  shares
     outstanding per the shareholder records to the total fund shares outstanding per the Underlying Funds' general ledger noting the amounts were in agreement.

- For each Series, tested one day's investment transaction activity by observing that the dollar value and share value of each Series' investment transactions were properly recorded in the shareholder records of the appropriate Underlying Funds. In addition, we observed that the cash activity total for each of these investment transactions was reflected in the third-party custodial account of the appropriate Underlying Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Series' compliance with specified requirements.

In our opinion, management's assertion that Series were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of JNL Series Trust and Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP